Act 3.30.2004

cm 3/25

04017671

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GAM Services Inc.

RECD S.E.C.
MAR 2 2004
616

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin J. Blanchfield **(212) 407-4600**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained *in this form are not required to respond unless the form displays* a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin J. Blanchfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GAM Services Inc., as of December 31,2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Treasurer
Title

Notary Public

SUSAN SORRENTINO CAPASSO
Notary Public, State of New York
No. 01CA[illegible]
Qualified in New York County
Commission Expires March 8, 20__

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- [ ] (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

GAM Services Inc. and Subsidiary

December 31, 2003
with Report of Independent Auditors

GAM Services Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder of
GAM Services Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of GAM Services Inc. and Subsidiary (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of GAM Services Inc. and Subsidiary at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 16, 2004

GAM Services Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 882,307
Due from Parent	878,982
Accounts receivable	148,142
Prepaid expenses	68,736
Deferred tax asset	222,765
Total assets	$ 2,200,933
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 722,687
Due to Parent	56,636
Total liabilities	779,323
Stockholder's equity:	
Common stock, par value $1 per share; 3,000 authorized shares; issued and outstanding 100 shares	100
Additional paid-in capital	259,563
Retained earnings	1,161,947
Total stockholder's equity	1,421,610
Total liabilities and stockholder's equity	$ 2,200,933

See notes to consolidated statement of financial condition.

GAM Services Inc. and Subsidiary

Notes to Consolidated Statement of Financial Condition

December 31, 2003

1. Organization

GAM Services Inc. (the "Company"), a Delaware corporation, was organized on October 3, 1989. The Company is the distributor and principal underwriter of GAM Funds, Inc. (the "Funds"), and the selling agent for GAM Avalon Galahad LLC, GAM Avalon Lancelot, LLC, GAM Avalon Dinadan, LLC and GAM Avalon Palemedes, LLC (the "Avalon Funds") and is a registered broker-dealer with the Securities and Exchange Commission. The Company is a wholly owned subsidiary of GAM USA Inc. (the "Parent").. On December 17, 1999, GAM Admin B.V., the parent of the Parent, was acquired by UBS AG ("UBS").

The Company owns all of the outstanding common stock of GAM Funding Inc. ("GAM Funding"). GAM Funding is a Delaware Corporation which commenced operations in May 1998.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, GAM Funding. All significant intercompany accounts and transactions have been eliminated in consolidation

Cash and cash equivalents

The Company considers money market funds and other short term investment with maturities at acquisition of less than three months to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Pursuant to distribution agreements, the Company acts as principal underwriter for the Funds. The Company may bear the fees payable to Securities Dealers and Shareholder Service Agents ("Dealers") for which it has entered into dealer and shareholder service agreements.

For providing such services and payments, the Company receives distribution fees. The Company receives distribution fees at an annual rate of up to .30%, 1% and .50% of each applicable Fund's daily net assets attributable to Class A, C and D shares, respectively. A substantial amount of these fees are used to make payments to Dealers. Effective January 1, 2003, the Company suspended the distribution of Class B shares. All of the distribution fees earned on Class B shares are paid to an unrelated third party and UBS.

Commissions and underwriting fees are recorded on a trade-date basis.

Fixed Assets

Furniture, fixtures, office and computer equipment are carried at cost. Depreciation of furniture, fixtures, office and computer equipment is computed by the straight-line method, using estimated useful lives of three and four years.

Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange at year end. Transactions during the year are translated at the rate of exchange prevailing on the date of the transaction. There were no foreign currency transactions for the year end December 31, 2003.

Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns of the Parent. In accordance with the inter-company tax sharing agreement, the Company computes its income taxes on a stand-alone basis.

2. Summary of Significant Accounting Policies (continued)

Deferred taxes are provided on a liability method as prescribed by FAS 109, "Accounting for Income Taxes," whereby deferred tax assets and liabilities are recognized for temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

3. Income Taxes

On a separate company basis, the Company generated federal, state and local net operating losses for the year ended December 31, 2003, which will be utilized under the Company's tax sharing agreement to offset taxable income of the Parent and its subsidiaries for federal, state and local tax purposes. The Company has recorded an intercompany receivable from the Parent of $532,387 related to the Parent's utilization of the Company's federal net operating losses utilized during the current year. The Company has recorded a deferred tax asset of $222,765 related to the unused state and city net operating loss carryforwards in the consolidated statement of financial condition. This deferred tax assets will be recognized on a consolidated basis pursuant to the intercompany tax sharing agreement.

The deferred tax asset relates to state and local net operating losses of $2,350,944 and $2,350,944, respectively which will begin to expire in the tax year ending December 31, 2021.

4. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission ("SEC"). The Company's minimum net capital requirement is the greater of 6-2/3% of the aggregate indebtedness, as defined, or $25,000. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain provisions of the Rule. At December 21, 2003, the Company had net capital, as defined, of $147,247 exceeding the requirements by $95,292. The Company's aggregate indebtedness to net capital ratio was 529% at December 31, 2003.

5. Concentration of Credit Risk

Substantially all of the Company's cash and cash equivalents are on deposit with two major financial institutions.

6. Related Party Transactions

The Company shares office space, personnel and other common administrative expenses with its Parent. Administrative expenses are allocated to the Company as determined by the Board of Directors of the Parent.

The Company has an agreement with its Parent whereby the Company receives fees for distribution of the Funds and the Avalon Funds.

Included in the Due from Parent account is $532,387 resulting from the Parent's utilization of the Company's net operating losses for tax purposes and $346,595 receivable from the Parent for distribution fees of the Funds and the Avalon Funds at December 31, 2003.

7. Subsequent Events

Effective February 3, 2004, the Company ceased offering Class D shares as well as all classes of GAM Global Fund and GAM Japan Capital Fund, each a portfolio of the Funds.